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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 2)*
OTTER TAIL CORPORATION

(Name of Issuer)
Common Stock, par value $5.00 per share

(Title of Class of Securities)
689648103
(CUSIP Number)
December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            689648103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
1,503,200

		6.	Shared Voting Power
-0-

		7.	Sole Dispositive Power
1,503,200

		8.	Shared Dispositive Power
-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,503,200

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
5.9%

12.	Type of Reporting Person (See Instructions)
CO

CUSIP No.              689648103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
William H. Gates III

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
1,503,200

		6.	Shared Voting Power
-0-

		7.	Sole Dispositive Power
1,503,200

		8.	Shared Dispositive Power
-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,503,200

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
5.9%

12.	Type of Reporting Person (See Instructions)
IN

Item 1.

(a)	Name of Issuer
Otter Tail Corporation (the "Issuer")

(b)	Address of Issuer's Principal Executive Offices
215 South Cascade Street, Box 496 Fergus Falls, MN 56538-0496

Item 2.

(a)	Name of Person Filing
Cascade Investment, L.L.C. ("Cascade") and William H. Gates III ("Gates")

(b)	Address of Principal Business Office or, if none, Residence
Cascade—2365 Carillon Point, Kirkland, Washington 98033 Gates—One Microsoft Way, Redmond, Washington 98052

(c)	Citizenship
Cascade is a limited liability company organized under the laws of the State of Washington. Gates is a citizen of the United States of America.

(d)	Title of Class of Securities
Common Stock, par value $5.00 per share ("Common Stock")

(e)	CUSIP Number
689648103

Item 3. If this Statement is File Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable.

Item 4. Ownership

(a)	Amount beneficially owned:
1,503,200*

(b)	Percent of class:

5.9%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
1,503,200*

	(ii)	Shared power to vote or to direct the vote

-0-

	(iii)	Sole power to dispose or to direct the disposition of
1,503,200*

	(iv)	Shared power to dispose or to direct the disposition of
-0-

*
All Common Stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade. Michael Larson, the manager and executive officer of Cascade, has voting and investment power with respect to the Common Stock held by Cascade. Mr. Larson disclaims any beneficial ownership of the Common Stock beneficially owned by Cascade and Mr. Gates.

Item 5. Ownership of Five Percent or Less of a Class

        Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not Applicable.

Item 8. Identification and Classification of Members of the Group

        Not Applicable.

Item 9. Notice of Dissolution of Group

        Not Applicable.

Item 10. Certification

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003 Date
CASCADE INVESTMENT, L.L.C.
By:	/s/ MICHAEL LARSON Name: Michael Larson Title: Manager
WILLIAM H. GATES III
By:	/s/ MICHAEL LARSON Name: Michael Larson* Title: Attorney-in-fact

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

February 12, 2003 Date
CASCADE INVESTMENT, L.L.C.
By:	/s/ MICHAEL LARSON Name: Michael Larson Title: Manager
WILLIAM H. GATES III
By:	/s/ MICHAEL LARSON Name: Michael Larson* Title: Attorney-in-fact
*
Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated March 14, 2001, by and on behalf of William H. Gates III, filed as Exhibit B to Cascade's Amendment No. 1 to Schedule 13D with respect to Pan American Silver Corp. on March 19, 2001, SEC File No. 005-52919, and incorporated by reference herein.

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SIGNATURE
JOINT FILING AGREEMENT